

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2012

Via E-mail
Jeffrey W. Ferguson
General Counsel
The Carlyle Group L.P.
1001 Pennsylvania Avenue, NW
Washington, D.C. 20004-2505

Re: **The Carlyle Group L.P.**
Amendment No. 2 to Registration Statement on Form S-1
Filed January 10, 2012
File No. 333-176685

Dear Mr. Ferguson:

We have reviewed your amended registration statement and response letter and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have amended your limited partnership agreement to require individual arbitration of any disputes relating to the agreement or the common units, including disputes arising under the federal securities laws. We have also reviewed the supplemental information counsel provided to us regarding this issue. In a phone call on February 1, 2012, we advised counsel that the Division of Corporation Finance does not anticipate that it will exercise its delegated authority to accelerate the effective date of your registration statement if your limited partnership agreement includes such a provision, so that the Commission would need to make any decision on a request for acceleration. Based on an article published today by Bloomberg, we understand that you have announced that you have decided to withdraw the proposed arbitration provision. Please confirm to us whether you intend to amend your limited partnership agreement to remove the mandatory individual arbitration provision.

<u>Prospectus cover page</u>

2. We note your disclosure that the limited partnership agreement "reduces or eliminates" duties owed by your general partner and "restricts the remedies" available to common unitholders. In view of the various provisions of your partnership agreement, including in particular Section 7.9, it is unclear what duties and remedies have not been eliminated. Please ensure that your prospectus clearly describes what duties and remedies remain or have been reduced, or revise your disclosure to clearly state that they have been eliminated.

<u>Our Business, page 2</u>

3. We note your response to prior comment 2. Notwithstanding your cross-reference to your cash distributions and the difference between Distributable Earnings and such cash distributions for each period presented, please also disclose your actual distributions to provide sufficient prominence of these amounts.

<u>Demonstrated Record of Investment Performance, page 7</u>

4. We note your response to prior comment 4. Please also disclose how you determine when the total amount of proceeds received in respect of such investment represents a substantial majority of the invested capital.

<u>Our Current Organizational Structure, page 11</u>

5. In addition to our comment below regarding the votes represented by the special voting unit, please clarify here whether there is any distinction between the "existing owners" described here and the "limited partners" of Carlyle Holdings.

<u>Certain Corporate Governance Considerations, page 15</u>

6. Please revise to provide separate descriptive subheadings for the items you discuss in this section. We believe this revision will aid in highlighting for investors the key areas of your discussion. Please refer to Instruction 1 to Item 503 of Regulation S-K.

7. Please clarify your explanation of common unitholders' rights to vote in the election of the board of directors of your general partner. The current disclosure is very detailed, and assumes that investors already have a thorough understanding of the structure of the company and Carlyle Holdings. We believe that additional context, focusing on the purpose or outcome of the detailed provisions would be helpful. For example, it should be clear:

- That in general, common unitholders will have no right to vote in the election of the board of directors of your general partner.
- That the general partner's board of directors will be elected under the terms of the general partner's LLC agreement.

- That the only exception giving common unitholders a right to vote in the election of the board of directors of your general partner would be if the existing owners held less than 10% of the voting power in Carlyle Group, L.P.

- That your existing owners' voting power in Carlyle Group, L.P. is represented by the special voting unit, which is voted by the Senior Carlyle Professionals.

Please revise your disclosure here and elsewhere in the prospectus where similar disclosure appears.

8. Where you state that common unitholders have "only limited voting rights", please elaborate on what voting rights the common unitholders have. For clarity, this discussion should be distinct from the discussion of common unitholders' right to vote in the election of directors of the general partner. We assume that other voting rights the common unitholders have do not turn on whether the existing owners' 10% voting power condition is satisfied.

9. Where you describe the special voting unit, you state that it will contain the number of votes equal to Carlyle Holdings partnership units held by the limited partners of Carlyle Holdings. Please clarify whether these limited partners are the same as the "existing owners" that you describe under "Our Current Organizational Structure" on page 11. Also clarify whether there are any votes associated with the Carlyle Holdings partnership units that Carlyle Group L.P. owns indirectly. If so, please clarify who holds these votes, and whether they are included in the special voting unit.

Cash Distribution Policy, page 91

10. We note your response to prior comment 9. Please expand your disclosures to (i) separately present compensatory payments and distributions related to co-investments and (ii) explain for readers why you adjust for distributions related to co-investments and Mubadala.

11. We note your disclosure in the last paragraph on page 92 that historical cash distributions include compensatory payments and distributions in respect of co-investments made by the owners of the Parent Entities. Please explain to us the nature and components of the compensatory payments that you include and exclude from line items in the table on page 93. Please tell us whether the compensatory payments include all of the compensation elements that you include in the Summary Compensation Table on page 250, and whether compensatory payments are limited to those elements. For example, please clarify

whether you view payments made in respect of carried interest allocated to the Senior Carlyle Professionals and other personnel who work in those operations, as well as carried interest and other income from which your founders and others benefit through their ownership interests in the Parent Entities as "compensatory payments." In this regard, we note that you intend to include the compensation expense associated with certain carried interest allocations on an accrual basis in your Summary Compensation Table. Please also clarify what other items make up the cash distributions, apart from compensatory payments and distributions related to co-investments.

12. Where you disclose cash distributions to your named executive officers net of compensatory payments and distributions in respect of co-investments, please disclose the amounts that represent the carried interest allocations distributed in cash to each named executive officer, and clarify whether those allocations are held directly by the named executive officers, or whether they flow through the Parent Entities.

Assets Under Management, page 114

13. We note your response to prior comment 12. You currently present subscriptions, net of redemptions as a line item in your rollforward of fee-earning AUM and AUM. Please further advise as to why you are not separately presenting redemptions as previously requested or revise your disclosures as necessary.

Combined and Consolidated Results of Operations, page 117

General

14. We note your response to prior comment 15. The combined and consolidated financial statements have been prepared on substantially the same basis for all historical periods presented; however, the consolidated funds are not the same entities in all periods shown due to changes in U.S. GAAP, changes in fund terms and the creation and termination of funds. Your response addresses the significant changes in consolidated funds due to the consolidation of certain CLOs as well as recent acquisitions. Please also address the impact of changes in fund terms and the creation and termination of funds and correspondingly quantify the impact that these changes had on your results of operations for each period presented if significant.

Non-GAAP Financial Measures, page 127

15. We note your reconciliation of non-GAAP financial measures to their most directly comparable U.S. GAAP measure on pages 130 to 132. Note (3) to this reconciliation indicates that certain of the adjustments reflect the Company's 55% interest in Claren Road and ESG. Based on your disclosures on page F-113, clarify why there are no adjustments related to AlpInvest. In addition, please revise Note (3) to the reconciliations for periods prior to your acquisition of these entities to delete this disclosure.

Segment Analysis, page 132

Corporate Private Equity, page 132

16. We note your response to prior comment 25 and the additional disclosures provided as part of your AUM discussion. As previously requested, please address how you determined the additional presentation and discussion of performance information for each period presented and/or of inception to date as of December 31, 2009 and December 31, 2010 as part of your fund performance metrics table would not provide additional meaningful information for each of your significant funds. We continue to believe that it would provide additional insight on your performance fees revenues recorded each period for each of your significant funds.

Real Assets, page 143
Global Market Strategies, page 155

17. To the extent applicable, please address the above comments related to your corporate private equity segment to your real assets and global market strategies segment disclosures.

Liquidity and Capital Resources

Cash Flows, page 169

18. Based on the amounts reported on your statements of cash flows, please help us understand how you arrived at the amount of cash flows from operating activities for your consolidated funds as well as cash flows from financing activities from your consolidated funds included in your cash flows discussion in MD&A.

Our Balance Sheet and Indebtedness, page 171

19. On December 13, 2011, you entered into a new senior credit facility. Please disclose the significant terms of this new senior credit facility, including the amounts that will be available.

Unaudited Pro Forma Financial Information, page 191

20. We may have further comments once the pro forma financial information is completed.

21. We note your response to prior comment 30. Please address the following:

- For component (a), we note that the beneficial interests will be restructured from the Parent Entities to a separate legal entity which you will not consolidate. The underlying investment in the respective fund will remain in a subsidiary that you will consolidate. You will record investment income on the investments as "investment income (loss)" and allocate such income to "net income attributable to non-controlling interests in consolidated entities" for the portion of the investment income attributable to these beneficial interests. Please help us understand why you are reflecting amounts related to these beneficial interests in non-controlling interests in consolidated entities. It is not clear which consolidated entities these interests relate to, including if the interests are in the subsidiary that will hold the underlying investment;

- For the distribution of certain investments out of the Carlyle group in component (b) that are investments in certain CLOs, provide us with a better understanding of your historical accounting such that they investments were eliminated in consolidation. Further revise your disclosure to clarify how the elimination of such investments results in an increase to the loans payable of consolidated funds after the distribution of investments in certain CLOs; and

- For component (c), the carried interest rights attributable to retired senior Carlyle professionals will be restructured from the Parent Entities to an entity which you will not consolidate. The underlying carried interest associated with these rights will remain in a subsidiary you do consolidate. You will account for these carried interest rights as "non-controlling interests in consolidated entities" and will allocate income attributable to these carried interest rights to "net income attributable to non-controlling interests in consolidated entities" for the portion of the investment income attributable to these beneficial interests. Please help us understand why you are reflecting amounts related to these carried interest rights in non-controlling interests in consolidated entities. It is not clear which consolidated entities these interests relate to.

22. We note your response to prior comment 35. In a similar manner to your response, please show how the adjustment amount is calculated once the amount is determined.

23. We note your response to prior comment 37. Please tell us why there do not appear to be any pro forma adjustments to non-controlling interests in consolidated entities related to the 45% of Claren Road and ESG that you did not acquire.

Our Family of Funds, page 230

24. We note your response to prior comment 38. We do not see notes (1) and (3) denoted in your tables of funds. Please clearly identify which funds these notes relate to.

Summary Compensation Table, page 250

25. We note your response to comment 39 from our letter dated November 22, 2011. You have disclosed executive compensation information only for 2011. Since you were previously required to disclose executive compensation for 2010 in your registration statement, please revise your disclosure to include both 2010 and 2011 information. Please refer to Instruction 1 to Item 402(c) of Regulation S-K. Please also revise to disclose, or include a cross-reference to disclosure elsewhere of the cash distributions by the Parent Entities to your named executive officers in 2010.

26. We note your response to comment 40 in our letter dated November 22, 2011, in which you state that the carried interest retained by the Parent Entities that benefits the founders through their ownership interests in these entities is not reportable compensation under Item 402(a)(2) of Regulation S-K because it is not related to services that the founders render to the Parent Entities. Please note that Item 402(a)(2) of Regulation S-K is a broader disclosure requirement. It covers compensation that is paid by any person for all services rendered by named executive officers in all capacities to the registrant and its subsidiaries. In addition, we note that you have included carried interest as a primary element of your compensation program in your CD&A, which implies that you view the carried interest as compensation. Therefore, please revise CD&A and your Summary Compensation Table to reflect all of the compensation that your named executive officers earned in the form of carried interest.

27. The narrative disclosure immediately preceding the table states that the All Other Compensation column includes the amount of compensation expense that you would have recorded on an accrual basis in respect of carried interest allocations at the level of the general partners of your funds if the offering had occurred on January 1, 2011. However, footnote (2) to the table states that the amount in this column represents your 401(k) matching contributions. Please revise the table to include the carried interest allocations, and indicate by footnote what portion of the total amount in the column is attributable to carried interest versus 401(k) contributions.

28. The narrative disclosure immediately preceding the table states that the amounts of carried interest reflected in the table are expense accruals, and do not represent actual cash distributions in respect of carried interest to your named executive officers. Please provide us with your analysis as to why disclosure of accrued expense, rather than cash, is appropriate to reflect the carried interest allocations. In your response, please address the fact that this expense may be negative in the event of a reversal of previously accrued carried interest due to negative adjustments in the fair value of a carry fund's investments, and the resultant potential to disclose negative total compensation and the effect that such negative numbers may have on the determination of the three most highly compensated executive officers pursuant to Item 402(a)(3)(iii). See, e.g. Proxy Disclosure and Solicitation Enhancements, Securities Act Release No. 33-9052 (July 17,

2009), 74 Fed. Reg. 35,076 at *35079 and Proxy Disclosure Enhancements, Securities Act Release No.33-9089 (December 23, 2009), 74 Fed.Reg. 68,334 at *68,338.

29. Please tell us how disclosure of accrued expense versus cash distributions in respect of carried interest will impact total compensation shown in the table for each NEO, as well as how it will impact the identification of your three most highly compensated executive officers (other than principal executive and financial officers), whose compensation must be disclosed under Item 402(a)(3)(iii).

30. We note that the Summary Compensation Table includes information for your three co-principal executive officers and your principal financial officers. Item 402(a)(3) of Regulation S-K requires disclosure of compensation information for your principal executive officer, your principal financial officer, and your three most highly compensated executive officers other than the principal executive officer and principal financial officer. Please tell us why you believe your current disclosure satisfies this requirement, considering that you have not provided disclosure for any persons other than the principal executive officers and the principal financial officers.

Underwriting, page 319

31. We note your disclosure in the first sentence of the penultimate paragraph on page 319 that affiliates of some underwriters own limited partnership interests in some of the funds you manage. Please specifically identify any underwriter that has a material relationship with the company, whether through fund investments or otherwise, and state the particular nature of the relationship. See Item 508(a) of Regulation S-K.

Financial Statements

Notes to the Financial Statements

Note 1. Organization and Basis of Presentation, page F-11

32. We note your response to prior comment 44. The individual partners are each subject to voting rights agreements at the four Partner Holdings Entities. Please confirm that the voting rights agreements contractually bind all of the individual partners to vote together.

Note 2. Summary of Significant Accounting Policies

Cash and Cash Equivalents, page F-17

33. We note your response to prior comment 45. In regard to the legal entities which hold cash reserves from carried interest distributions, please help us understand your rights to this cash, including whether there are any limitations or restrictions.

Note 3. Acquisitions and Acquired Intangible Assets

Acquisition of Claren Road Asset Management, page F-20

34. We note based on your disclosures provided on page 103 that you acquired 55% of
Claren Road. We have the following comments regarding this acquisition.

- Please disclose the percentage acquired in your notes to the financial statements;

- Please disclose the estimated fair value of non-controlling interests in the Claren
Road acquisition as part of the summary of assets acquired, liabilities assumed, and
non-controlling interests at the acquisition date. Refer to ASC 805-20-50-1(e); and

- Please address the need to reflect the two consolidated Claren Road-managed hedge
funds within your purchase accounting disclosures.

Unaudited Financial Statements

35. Please address the above comments, as applicable.

Notes to the Financial Statements

Note 3. Acquisitions and Acquired Intangible Assets, page F-79

36. You indicate that the acquisition-date fair value of the contingent consideration was
$15.5 million and $60.4 million for the AlpInvest and ESG acquisitions, respectively.
Please clarify why these obligations are not reflected in the estimated fair value of assets
acquired and liabilities assume, and non-controlling interest presented in the table on
page F-80.

37. In your purchase price allocations for AlpInvest and ESG, you present noncontrolling
interests in consolidated entities for AlpInvest and ESG. It appears that these amounts
relate to noncontrolling interests in the funds that you are consolidating upon acquisition
of AlpInvest and ESG. Please also disclose the estimated fair value of non-controlling
interests related to the 60% of AlpInvest and 45% of ESG that you did not acquire as part
of the summary of assets acquired, liabilities assumed, and non-controlling interests at the
acquisition date. Refer to ASC 805-20-50-1(e).

38. We note your response to prior comment 32. In a similar manner to your disclosures on
page F-36 related to the equity interests issued to Mubadala, please disclose the assumed
total company valuation used to value the equity interests transferred or contingently
issuable related to these acquisitions.

Note 14. Segment Reporting, page F-113

39. With the acquisitions of AlpInvest and ESG, you revised how to evaluate certain financial information to include adjustments to reflect your ownership interests. Your segment presentation has been updated to reflect this change, including conforming the prior period presentation. Given the fact that you acquired these entities on July 1, 2011, please clarify what conforming adjustments were necessary in the prior period presentation. Please further clarify in your disclosures the nature of the changes made as well as if the changes impacted the reporting of any other entities aside from AlpInvest and ESG.

Exhibit Index, page II-1

40. Please file the limited liability company agreement of your general partner, Carlyle Group Management, L.L.C.

You may contact Nudrat Salik at (202) 551-3692 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-mail
        Joshua Ford Bonnie, Esq.